EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-76776 of Saxon Capital, Inc. on Form S-8 of our report on the financial statements dated March 31, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the 2004 and 2003 consolidated financial statements) and our report on the internal control over financial reporting dated March 31, 2006 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in this Annual Report on Form 10-K of Saxon Capital, Inc. for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE, LLP

McLean, VA
March 31, 2006